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                                                                EXHIBIT 12.1

                        KANSAS CITY POWER & LIGHT COMPANY
             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND TO
            COMBINED FIXED CHARGES AND PREFERRED DIVIDEND REQUIREMENTS

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

                                                            Year ended December 31
                                           -----------------------------------------------------
                                             1995         1994       1993       1992      1991
                                           -----------------------------------------------------
                                                                  (Thousands)

Net income from continuing operations      $122,586     $104,775   $105,772   $ 86,334  $103,893

Income taxes and Kansas City earnings tax    67,761       66,901     68,448     52,578    60,520

Interest component of rents                   8,269        6,732      7,273      6,366     5,075
Interest on long-term debt                   52,184       43,962     50,118     54,266    63,057
Interest on short-term debt                   1,189        1,170        750      2,749     3,299
Other interest expense
  and amortization                            3,112        4,128      4,113      2,173     2,665
                                           -----------------------------------------------------

Total fixed charges                          64,754       55,992     62,254     65,554    74,096
                                           -----------------------------------------------------

Earnings before taxes on
  income and fixed charges                  255,101      227,668    236,474    204,466   238,509
                                           =====================================================

Ratio of earnings to fixed charges             3.94         4.07       3.80       3.12      3.22
                                           =====================================================

Preferred dividends                           4,011        3,457      3,153      3,062     6,023
Income taxes required                         2,217        2,207      2,045      1,865     3,508
                                           -----------------------------------------------------
Earnings before income taxes
   required for preferred dividends           6,228        5,664      5,198      4,927     9,531

Fixed charges (above)                        64,754       55,992     62,254     65,554    74,096
                                           -----------------------------------------------------
Total combined fixed charges
  and preferred dividend
  requirements                             $ 70,982     $ 61,656   $ 67,452   $ 70,481  $ 83,627
                                           =====================================================

Ratio of earnings to combined fixed
  charges and preferred dividend
  requirements                                 3.59         3.69       3.51       2.90      2.85
                                           =====================================================

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